UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)

TIPTREE INC.
(Name of Company)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88822Q103
(CUSIP Number of Class of Securities)
Michael Barnes
Arif Inayatullah
c/o 780 Third Avenue, 29th Floor
New York, NY 10017
(212) 446-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 2 of 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,214,702 shares of Common Stock
	8	SHARED VOTING POWER
0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
8,214,702 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
8,214,702 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.30% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,342,516 shares of Common Stock
	8	SHARED VOTING POWER
0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
3,342,516 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,342,516 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.20% (See Item 5)
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 8

This Amendment No. 18 (“Amendment No. 18”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 4, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on November 5, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed with the SEC on January 5, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D filed with the SEC on August 18, 2015 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D filed with the SEC on September 4, 2015 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D filed with the SEC on May 13, 2016 (“Amendment No. 13”), Amendment No. 14 to the Original Schedule 13D filed with the SEC on June 23, 2016 (“Amendment No. 14”), Amendment No. 15 to the Original Schedule 13D filed with the SEC on June 7, 2017 (“Amendment No. 15”), Amendment No. 16 to the Original Schedule 13D filed with the SEC on December 20, 2017 (“Amendment No. 16”), Amendment No. 17 to the Original Schedule 13D filed with the SEC on April 12, 2018 (“Amendment No. 17” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and this Amendment No. 18, the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock” or “Tiptree Shares”), of Tiptree Inc., a Maryland corporation (the “Company” or “Tiptree”). Capitalized terms used herein and not otherwise defined in this Amendment No. 18 have the meanings set forth in the Schedule 13D. This Amendment No. 18 amends Items 4, 5, 6 and 7 as set forth below.

Michael Barnes and Arif Inayatullah (the “Reporting Persons”) have entered into a Joint Filing Agreement on May 6, 2014, a copy of which was previously filed as Exhibit 1 to Amendment No. 5.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety with the following:

The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

As disclosed in Item 6 below, Michael Barnes is a party to the Combination Agreement, which provides him with a four year put right, beginning on January 1, 2027, with respect to his interests in the Option Entities (defined below). If exercised, the put right would result in the acquisition of additional Tiptree

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 8

Shares by Mr. Barnes. Beginning on January 1, 2026, Tiptree will have a five year call right with respect to Mr. Barnes’ interests in the Option Entities, which, if exercised, would result in the acquisition of additional Tiptree Shares by Mr. Barnes.

Item 5.	Interest in Securities of the Company
Item 5 is hereby amended and restated in its entirety with the following:

For purposes of this Item 5(a), as of November 1, 2018 (the latest date the Company reported its Common Stock outstanding), the Company had 35,937,007 shares of Common Stock outstanding.

(a) As of the date of this Amendment No. 18, Michael Barnes may be deemed to beneficially own 8,214,702 Tiptree Shares over which Mr. Barnes has sole voting and dispositive power, consisting of 7,321,090 Tiptree Shares Mr. Barnes owns directly and 893,612 Tiptree Shares issuable upon exercise of warrants, expiring on June 30, 2022, to acquire Common Stock (the “2022 Warrants”). These shares represent approximately 22.30% of the Tiptree Shares outstanding based on 36,830,619 shares of Common Stock, which consists of (i) 35,937,007 Tiptree Shares outstanding and (ii) 893,612 Tiptree Shares issuable upon exercise of the 2022 Warrants Mr. Barnes owns directly.

As of the date of this Amendment No. 18, Arif Inayatullah may be deemed to beneficially own 3,342,516 Tiptree Shares over which Mr. Inayatullah has sole voting and dispositive power, consisting of 2,940,662 Tiptree Shares Mr. Inayatullah owns directly and 401,854 Tiptree Shares issuable upon exercise of the 2022 Warrants. These shares represent approximately 9.20% of the Tiptree Shares outstanding based on 36,338,861 shares of Common Stock, which consists of (i) 35,937,007 Tiptree Shares outstanding and (ii) 401,854 Tiptree Shares issuable upon exercise of the 2022 Warrants Mr. Inayatullah owns directly.

(b) Mr. Barnes has the sole power to dispose of and the sole power to vote the 7,321,090 Tiptree Shares directly owned by him and the 893,612 Tiptree Shares issuable upon exercise of the 2022 Warrants Mr. Barnes owns directly.

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 2,940,662 Tiptree Shares directly owned by him and the 401,854 Tiptree Shares issuable upon exercise of the 2022 Warrants Mr. Inayatullah owns directly.

(c) In this Amendment No. 18, any transactions in Tiptree Shares disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) with respect to such amendment without any further notice.

(d) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 8

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety with the following:

On February 15, 2019, Tiptree and its subsidiary, Tiptree Asset Management Company, LLC, entered into a Strategic Combination Agreement dated as of January 1, 2019 (the “Combination Agreement”) with Tricadia Holdings, L.P. (“Tricadia Holdings”), which is the parent company of Tricadia Capital Management, LLC (“TCM”), Tricadia Holdings GP, LLC, which is the general partner of Tricadia Holdings (“Holdings GP”), Tricadia GP Holdings LLC, which is the parent company of the general partner of TCM (“Fund GP”, and Fund GP, Tricadia Holdings and Holdings GP are individually and collectively, as applicable, referred to herein as “Tricadia”), and Michael Barnes (together with Tricadia, the “Tricadia Parties”). Messrs. Barnes and Inayatullah are managing members of Holdings GP and Fund GP.

The Combination Agreement includes a call option in favor of Tiptree and a put option in favor of Mr. Barnes (the “Option”). Beginning on the five year period commencing January 1, 2026, Tiptree may buy all or a portion of Mr. Barnes’ Class A interests in each of Holdings GP and Fund GP (together, the “Option Entities”) (the “Class A Interests”). Mr. Barnes has a reciprocal four year put right beginning on January 1, 2027. The purchase price will equal the appraised value of the Class A Interests and will be payable in shares of Common Stock valued at the greater of (a) book value, adjusted for purchase accounting and other similar adjustments, and (b) market value, based on a 20-day volume weighted average price of Common Stock. The appraised value of the Class A Interests will be based on the product of (a) the percentage of Class A Interests that is the subject of the Option and (b) a quantity equal to (i) the product of 8.5 multiplied by the 3-year average of the sum of the Option Entities’ annual management fee revenue minus all expenses of the business other than compensation related to performance fees, plus (ii) the product of 4.0 multiplied by the 3-year average performance fee revenue of the Option Entities minus a 50% payout of performance fee revenue as compensation, minus (iii) amounts payable to Class C interests of the Option Entities with respect to clauses (b)(i) and (b)(ii) above. In no event will the number of Common Stock issuable as consideration for the Option in the aggregate exceed 15% of the outstanding Common Stock as of January 1, 2026.
Upon the exercise of the Option, Tricadia and Mr. Barnes are required to negotiate in good faith an employment agreement that, among other things, includes a three-year service commitment, customary restrictive covenants and base and incentive compensation commensurate with Mr. Barnes’ experience and performance.
The Combination Agreement also provides that, commencing on or prior to September 1, 2025, Tiptree and Mr. Barnes will negotiate in good faith to enter into a customary registration rights agreement with respect to any shares of Common Stock issuable pursuant to the Option.
The Combination Agreement includes additional terms unrelated to the securities of Tiptree. Accordingly, the foregoing description of the Combination Agreement is not complete and is qualified in its entirety by reference to the text of the Combination Agreement, a copy of which is being filed as Exhibit 1 hereto and is incorporated by reference into this Item 6.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 8

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Title
1
Strategic Combination Agreement, by and among Tiptree Inc., Tiptree Asset Management Company, LLC, Tricadia Holdings, L.P., Tricadia Holdings GP, LLC, Tricadia GP Holdings LLC and Michael Barnes, dated as of January 1, 2019 (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33549), filed on February 22, 2019 and herein incorporated by reference).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 8

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: February 22, 2019

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah